SHEARMAN & STERLING LLP

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www.shearman.com

WRITER'S DIRECT NUMBER:

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00187 ROMA

(39) 06 697 6791

ABU DHABI
BEIJING
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DÜSSELDORF
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WRITER'S EMAIL ADDRESS:
rellison@shearman.com

April 4, 2005


05007164

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL

Banca Carige S.p.A.
Information pursuant to Rule 12g3-2(b)
File No. 82 – 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. (the "Company"), and pursuant to the exemption available under Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended, please find enclosed the following press releases from January through March 2005, which should be added to category 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time-stamped on February 12, 1998):

(i) A press release dated January 14, 2005 announcing the visit of the Ukrainian ambassador to the registered offices of the Company;

(ii) A press release dated January 20, 2005 announcing a waiver from the requirement to publish third quarter financials for 2004 provided that the balance sheet for the fiscal year ended December 31, 2004 is published within 90 days of the fiscal year end;

(iii) A press release dated February 2, 2005 announcing that the Auditorium in the Sant'Ignazio complex in Genoa would be named in honor of Gianni Dagnino, an ex-president of the Company;

RODOCS01/4313.1

(iv) A press release dated February 21, 2005 summarizing certain key line items from the preliminary financial results for the fiscal year ended December 31, 2004;

(v) A press release dated February 28, 2005 announcing the listing of certain convertible bonds issued by the Company;

(vi) A press release dated March 25, 2005 announcing the financial results for the fiscal year ended December 31, 2004;

(vii) A press release dated March 26, 2005 announcing the convening of an ordinary general meeting of shareholders of the Company to approve the financial statements for the fiscal year ended December 31, 2004 and other matters; and

(viii) A press release dated March 26, 2005 announcing the convening of a special meeting of holders of savings shares to appoint a common representative on their behalf.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Rome at +39 06 697 6791 should you have any queries.

Yours truly,

Robert Ellison

A cura dell'Ufficio Comunicazione e Immagine
Tel. 010 579 2697
Fax 010 579 4927


BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

Carige visitata dall'Ambasciatore ucraino in Italia

Anatolii Orel, Ambasciatore d'Ucraina in Italia, in Liguria da alcuni giorni, ha visitato oggi la sede di Banca Carige.
E' infatti stato ospite eccezionale del presidente Giovanni Berneschi, del direttore generale Alfredo Sanguinetto, del consigliere d'amministrazione Gianni Scerni e di altri amministratori e dirigenti di Carige.
Ha assunto l'iniziativa dell'incontro l' on. Alessandro Scajola, vicepresidente di Carige, appena nominato presidente dell'Associazione Italia-Ucraina, unitamente al dottor Camillo Bassi segretario generale della medesima associazione.
L' associazione si propone di rafforzare i rapporti di amicizia tra le due realtà e di contribuire alla cooperazione economica e gli interscambi tra Italia e Ucraina.
Anatolii Orel, laurea in lingue straniere all'Istituto militare di Mosca nel 1974, ambasciatore straordinario e plenipotenziario dal 1992, ha cominciato la carriera diplomatica nel 1966 in Indonesia, a Giaccarta.
All' incontro ha parlato di sé, della sua esperienza, ma anche di economia, della relazione tra il suo e il nostro paese, differenze di cultura e possibilità di scambi, e ha avuto modo di farsi conoscere e di conoscere gli amministratori e il management di Carige. E' stata anche occasione per l'ambasciatore, di visitare la preziosa collezione d'arte e numismatica della Carige: le 1400 monete medievali, rinascimentali e barocche, e le opere del barocco genovese che fanno parte del patrimonio artistico di Carige, tra cui la bellissima Sacra Famiglia di Van Dyck.

Genova, 14 gennaio 2005

A cura dell'Ufficio Comunicazione e Immagine
Tel. 010 579 2697
Fax 010 579 4927


BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE - RELAZIONE TRIMESTRALE AL 31/12/2004

La Società si avvale, ai sensi dell'art. 82, 2° comma, del Regolamento CONSOB n. 11971/99 della facoltà di esonero dalla pubblicazione della relazione trimestrale del quarto trimestre dell'esercizio 2004, rendendo disponibile al pubblico, entro 90 giorni dalla chiusura dell'esercizio medesimo, il progetto di bilancio di esercizio e il bilancio consolidato del Gruppo Banca CARIGE approvati dal Consiglio di Amministrazione.

Genova, 20 gennaio 2005

A cura dell'Ufficio Comunicazione e Immagine
Tel. 010 579 2697
Fax 010 579 4927


BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

Archivio di Stato: L'Auditorium intitolato a Gianni Dagnino

La sala Auditorium del Complesso di Sant'Ignazio sarà intitolata a Gianni Dagnino, l'ex presidente di Banca Carige, durante una cerimonia ufficiale, venerdì 4 febbraio alle ore 11.
Interverranno per l'occasione Paola Caroli, direttore dell'Archivio di Stato, Vincenzo Lorenzelli, presidente di Fondazione Carige, Liliana Pittarello, soprintendente Regionale per i Beni e le Attività Culturali della Liguria, Giovanni Berneschi, presidente di Banca Carige, Adriano Sansa, Magistrato e Salvatore Italia, capo dipartimento per i Beni Archivistici e Librari, Ministero dei Beni e Attività Culturali.
Tutti a ricordare, nel decennale della sua scomparsa, l'ex presidente della Banca, primo ad aver individuato la possibilità di restauro per il complesso monumentale di Carignano. Una storia di generosità davvero speciale. <Sono state invitate per l'evento – dice Giovanni Berneschi presidente di Banca Carige - tante personalità del mondo della cultura, dell'economia, della politica, gli amici di Gianni Dagnino. Tutti per festeggiare un uomo che ha fatto molto per la città. Interventi che sono poi stati utili per la capitale culturale. Carige ha dato impulso alla valorizzazione e riscoperta del patrimonio architettonico di Genova, con un anticipo di 20 anni>.
La Cassa di Risparmio di Genova e Imperia concesse infatti 13 miliardi di lire a partire dal 1986, sotto la presidenza di Dagnino. Grazie a questo contributo il complesso, bombardato durante la Seconda Guerra Mondiale, fu ricostruito e restituito al suo splendore iniziale.
Banca Carige ricevette un premio per questo finanziamento "importante", il più generoso dell'epoca in Italia: una Medaglia d'oro da parte del Ministro per i Beni Culturali, riconoscimento per chi si impegna nella salvaguardia del patrimonio artistico.
Nel 1990 fu firmata una convenzione tra il Ministero e la Cassa di Risparmio in cui il Ministero si impegnava a concludere l'intervento per farne sede dell'Archivio di Stato. Nell'anno delle Colombiadi, 1992, il senatore Paolo Emilio Taviani riuscì a ottenere 2 miliardi di lire dal Comitato Nazionale per il V centenario della scoperta dell'America. Lo Stato stanziò poi 9 miliardi per il completamento dell'opera.
Il complesso, che comprende una villa cinquecentesca, il convento seicentesco dei Gesuiti e la chiesa settecentesca, è stato inaugurato nel 1992. Anno in cui la Cassa di Risparmio si divide in Carige e Fondazione. Sarà quest'ultima, presieduta per un periodo del 92 dallo stesso Dagnino, ad occuparsi delle elargizioni, della beneficenza, degli ultimi contributi per i restauri, ereditando l'impegno del recupero.
Dopo più di dieci anni, nel giugno 2004, il complesso monumentale è stato completato all'interno e arredato, diventando sede dell'Archivio di Stato di Genova, con chilometri di documenti dal Medioevo a oggi.
E l'intitolazione a Dagnino è un modo per richiamare all'attenzione di tutti che Sant'Ignazio fa parte della città e si può visitare, tutti i terzi sabati del mese su prenotazione.
Quindi oltre che sede dell'Archivio di Stato, il complesso monumentale, è anche una bellissima testimonianza della storia e dell'arte di Genova, che ci parla dalla collina di Carignano e che ha visto protagonisti Mario Semino, l'allora Soprintendente ai Beni Ambientali e Architettonici e il suo collaboratore e successore Pasquale Malara, Giovanna Rotondi Terminiello, l'allora soprintendente per i Beni storico-artistici della Liguria, Aldo Agosto, direttore nel 1986 dell'Archivio storico di Genova, i progettisti Angelo e Antonio Sibilla, Andrea Mor, Gianni Galliani, Vittorio Regis, la consulente per l'analisi storica sul monumento Emmina De Negri e dal 1992 la soprintendente Liliana Pittarello, che con attenzione ha seguito le ultime fasi del recupero.

Genova, 2 febbraio 2005

PRESS RELEASE


COMUNICATO


STAMPA

A cura della Funzione Relazioni Esterne
Tel. (010) 5792611 - 5792819
Fax (010) 5792731

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

Quotazione delle obbligazioni convertibili Banca Carige

Dal 2 marzo 2005 inizierà la negoziazione in Borsa, comparto MTA, segmento Blue Chip, delle obbligazioni del prestito "Banca Carige 1,50% 2003 – 2013 subordinato ibrido con premio al rimborso convertibile in azioni ordinarie", codice ISIN IT0003563035. Le obbligazioni sono state ammesse alla quotazione con provvedimento di Borsa Italiana S.p.A. del 14/2/2005.

Il nulla osta alla pubblicazione del Prospetto di quotazione è stato rilasciato dalla CONSOB il 24 febbraio 2005.

Il quantitativo minimo di negoziazione delle obbligazioni del prestito "Banca Carige 1,50% 2003 – 2013 subordinato ibrido con premio al rimborso convertibile in azioni ordinarie" è fissato in numero 2 obbligazioni, pari a nominali 5 €.

Il prestito è costituito da n. 40.821.979 obbligazioni del valore nominale di € 2,50, che sono state emesse il 5 dicembre 2003, al portatore, in regime di dematerializzazione. Le obbligazioni sono convertibili alla pari in azioni della Banca a partire dal 1° gennaio 2006.

Il prospetto di quotazione – che riporta altresì il regolamento del Prestito in discorso - sarà disponibile anche sul sito internet della CARIGE S.p.A. www.carige.it.

28/2/05


COMUNICATO



A cura dell'Ufficio Pubbliche relazioni e rapporti con la Stampa
Tel. 010 5792811 / 5792255
Fax 010 5792731


BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

I PRIMI DATI DI BANCA CARIGE SULL'ESERCIZIO 2004 EVIDENZIANO UN UTILE NETTO DI 107,5 MILIONI IN CRESCITA RISPETTO AL 2003

La Banca Carige conferma un buon andamento dei risultati patrimoniali ed economici e realizza un utile di oltre 107 milioni, in crescita dell'1,3% circa sul 2003 ed in linea con le previsioni di budget, nonostante il perdurare di un quadro macroeconomico poco favorevole e l'assorbimento nell'esercizio degli effetti del fallimento della Festival Crociere. Considerando la sola attività gestionale ordinaria ed escludendo, quindi, dai risultati 2004 e 2003 le componenti reddituali non ripetibili *(one-off)*, l'incremento dell'utile è pari al 9,4%. Il risparmio della clientela ha raggiunto i 24,6 miliardi circa (+8,2% nei dodici mesi) ed i crediti a clientela i 9,4 miliardi circa (+10,1%).

	Banca Carige € milioni	*Var. %* *2004-2003*	Gruppo € milioni	*Var. %* *2004-2003*
Utile netto	107,5	*+1,2*	86,9	*+1,5*
Attività finanziarie intermediate	24.640	*+8,2*	27.977	*+7,6*
Impieghi a clientela (1)	9.379	*+10,1*	11.498	*+10,0*

(1) Sterilizzando gli effetti della cartolarizzazione di mutui ipotecari in bonis effettuata da Banca Carige a giugno 2004 per 864,5 milioni

Genova, 21 febbraio 2005 – Il Consiglio di Amministrazione della Banca Carige SpA, presieduto dal Dott. Giovanni Berneschi, ha esaminato i primi dati al 31/12/2004 del Gruppo Carige, illustrati dal Direttore Generale Alfredo Sanguinetto.

L'**utile d'esercizio** della Banca Carige è risultato pari a oltre 107 milioni, in crescita dell'1,3% sul consuntivo 2003. Considerando la sola attività gestionale ordinaria ed escludendo, quindi, dai risultati 2004 e 2003 le componenti reddituali non ripetibili *(one-off)*, l'incremento dell'utile è pari al 9,4%.

In particolare, si evidenzia che a seguito dei tempestivi interventi gestionali, inclusa l'effettuazione di una cartolarizzazione di mutui in bonis, per circa 864,5 milioni, la Banca è stata in grado di fronteggiare l'impatto negativo derivante dal fallimento della Festival Crociere (82,5 milioni di svalutazioni), chiudendo l'esercizio in linea con quanto previsto dal budget.

L'**attività di intermediazione** esercitata da Banca Carige ha segnato un incremento dei volumi, sia della raccolta sia degli impieghi; tale incremento ha interessato in misura significativa anche le aree di più recente insediamento. Le Attività Finanziarie Intermediate (AFI) sono aumentate nell'anno dell'8,2% a 24,6 miliardi, rispetto al 5,4% dello scorso anno, mentre gli impieghi alla clientela (9,4 miliardi) si sono sviluppati del 10,1% sterilizzando gli effetti dell'operazione di securitization su mutui residenziali in bonis (+7,4% nel 2003).

L'apertura delle filiali di Gavi, in provincia di Alessandria, e di Viterbo e la contestuale chiusura di due agenzie, nell'ambito del processo di razionalizzazione della **struttura distributiva**, hanno lasciato invariato a 393 il numero di sportelli a marchio Banca Carige operanti in dodici regioni sul territorio nazionale. L'ingresso nel corso dell'anno della Cassa di Risparmio di Carrara, con 33 sportelli, e della Banca Cesare Ponti, con 4 sportelli, all'interno del Gruppo Carige, ha determinato un significativo incremento della copertura territoriale del Gruppo nell'area nord-occidentale, facendo salire a 495 il numero degli sportelli del Gruppo che, unitamente alle 407 agenzie assicurative delle compagnie controllate, portano ad oltre 900 punti vendita e consentono la copertura integrale del territorio nazionale.

I primi dati a livello consolidato, considerati in termini omogenei rispetto al perimetro di Gruppo di fine 2003, evidenziano una crescita del 7,6% del risparmio raccolto a 24,6 miliardi, dell'8,6% della raccolta diretta a 13,5 miliardi e del 6,8% della raccolta indiretta a 16.6 miliardi. Gli impieghi crescono a 11,5 miliardi (+10% sterilizzando gli effetti dell'operazione di cartolarizzazione di mutui ipotecari in bonis effettuata nel corso dell'esercizio dalla Capogruppo). L'utile netto sale a circa 87 milioni, in crescita del 2,2% sullo scorso esercizio.

I dati esaminati sono stati elaborati secondo gli attuali principi contabili nazionali. A partire dal 2005 il Gruppo adotterà i nuovi principi contabili internazionali IAS / IFRS. L'applicazione di tali principi dovrebbe consentire un complessivo miglioramento degli aggregati economici e patrimoniali del Gruppo.

- o -

Il Consiglio di amministrazione ha inoltre approvato il nuovo **Piano sportelli di Gruppo** per il quinquennio 2005-2009 che prevede la realizzazione di un programma di crescita per via interna attraverso l'apertura di circa 80 nuovi sportelli a livello di Gruppo. Tale programma punta a rafforzare il presidio di Banca Carige nelle aree territoriali più prossime alla Liguria ed in alcune aree di recente insediamento, di Cassa di Risparmio di Savona in Liguria ed a potenziare la presenza del Gruppo in Toscana con aperture prevalentemente a marchio Banca del Monte di Lucca e Cassa di Risparmio di Carrara.

- o -

Nel corso del prossimo mese di marzo, il Consiglio di Amministrazione della Carige provvederà ad approvare il predetto progetto di bilancio ed il bilancio consolidato di Gruppo.

A cura dell'Ufficio Comunicazione e Immagine
Tel. 010 579 2697
Fax 010 579 4927


BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE: APPROVATO IL PROGETTO DI BILANCIO 2004.

Banca chiude il 2004 con un utile netto di oltre 107 milioni, in crescita dell'1,3% sul 2003 ed in linea con le previsioni di budget. Considerando la sola attività gestionale ordinaria ed escludendo, quindi, dai risultati 2004 e 2003 le componenti reddituali non ripetibili *(one-off)*, l'incremento dell'utile è pari al 9,4%. Il risparmio della clientela ha raggiunto i 24,9 miliardi circa (+9,2% nei dodici mesi) ed i crediti alla clientela i 9,5 miliardi circa (+10,6%). Il Consiglio di Amministrazione ha deliberato di sottoporre all'Assemblea dei Soci la distribuzione di un dividendo di 0,0723 euro per azione ordinaria e di 0,0923 euro per azione di risparmio. Ancora più positivi i risultati a livello consolidato, che mostrano un utile netto di 100,9 milioni a fronte degli 84,7 milioni del 2003 (+19,1%).

	Banca Carige € milioni	*Var. % 2004-2003*	Gruppo € milioni	*Var. % 2004-2003*
Utile netto	107,5	*+1,3*	100,9	*+19,1*
Raccolta da clientela	24.899	*+9,2*	30.365	*+18,2*
Impieghi a clientela	9.468	*+10,6 (1)*	11.580	*+13,0*

(1) Sterilizzando gli effetti della cartolarizzazione di mutui ipotecari in bonis effettuata da Banca Carige a giugno 2004 per 864,5 milioni.

Genova, 25 marzo 2005 – Il Consiglio di Amministrazione della Banca Carige SpA, presieduto dal Dott. Giovanni Berneschi, ha approvato il progetto di bilancio 2004, illustrato dal Direttore Generale Alfredo Sanguinetto: l'**utile netto** della Banca Carige sale a 107,5 milioni, evidenziando un incremento dell'1,3% rispetto al 2003, con un rendimento del patrimonio medio investito (ROAE) del 6,7%.
A livello di Gruppo, l'**utile netto consolidato** è pari a 100,9 milioni, in crescita del 19,1% rispetto agli 84,7 milioni del 2003.

Il Consiglio di Amministrazione ha deliberato di sottoporre all'Assemblea ordinaria degli Azionisti, convocata, in prima convocazione, per il 28 aprile 2005, ed in seconda convocazione per il 29 aprile 2005, la distribuzione di un **dividendo** di 0,0723 euro per azione ordinaria (valore allineato al 2003) e di 0,0923 euro per azione di risparmio. Il monte dividendi complessivamente è pari a 83,6 milioni; viene proposta come data di stacco del dividendo il 2 maggio 2005, con pagamento a partire dal 5 maggio 2005.

Il conseguimento di tali risultati rappresenta un traguardo positivo per Carige, tenuto conto che l'esercizio è stato caratterizzato da una congiuntura sfavorevole, condizionata dal perdurare della debolezza del ciclo economico e dal fallimento di Festival Crociere, i cui effetti sono stati completamente riassorbiti nel corso dell'esercizio.

Il 2004 ha visto proseguire la strategia di espansione del Gruppo annunciata ad aprile in sede di presentazione del Piano strategico per il triennio 2005-2007: il perimetro di consolidamento del Gruppo Carige si è ulteriormente ampliato attraverso l'inserimento della Cassa di Risparmio di Carrara e della Banca Cesare Ponti (acquisita nel mese di dicembre).

La strategia

Il **Piano strategico 2005-2007** del Gruppo Banca Carige conferma la *mission* di affermarsi quale conglomerato bancario, finanziario, previdenziale e assicurativo a livello nazionale, radicato nei singoli mercati locali, capace di differenziarsi nella qualità del servizio offerto al cliente anche attraverso la multicanalità integrata e la qualità delle risorse e delle strutture.

Coerentemente a questa *mission* e per il raggiungimento degli obiettivi prefissati, che ipotizzano un utile netto intorno a 180 milioni ed un ROE di circa il 10% a fine triennio, sono stati individuati alcuni indirizzi strategici che si concretizzano nell'incremento delle masse intermediate per dipendente, della redditività delle aree di business e del contributo reddituale delle partecipazioni, nel miglioramento dell'efficienza e nel contenimento del rischio.

I risultati del 2004, più oltre dettagliati, costituiscono una solida base per la realizzazione di quanto prefissato nel Piano Strategico.

I risultati 2004.

Analizzando il bilancio di Banca Carige SpA con un maggior dettaglio si possono evidenziare i seguenti fenomeni:

- il **margine d'interesse** ammonta a 322,1 milioni, sostanzialmente stabile (-0,8%) sul 2003. Il limitato decremento è da ascrivere alla diminuzione dello spread tra tassi attivi e passivi, che ha più che compensato la crescita delle quantità intermediate;
- i **ricavi netti da servizi** ammontano a 451,5 milioni, in crescita del 15,8%. A tale incremento hanno contribuito 61,1 milioni di ricavi derivanti dall'operazione di cartolarizzazione di mutui in bonis per 864,5 milioni effettuata nell'anno;
- complessivamente, il **margine di intermediazione** si è attestato a 773,5 milioni (+8,3%);
- i **costi operativi** ammontano a 511,8 milioni, in aumento del 4,5% rispetto al 2003. L'aumento più significativo riguarda le altre spese amministrative (11,9%), mentre le spese di personale crescono solo dello 0,7% e le rettifiche di valore su immobilizzazioni del 3,6%. All'interno delle rettifiche di valore sono compresi 10,5 milioni di ammortamenti del *goodwill* relativo ai 124 sportelli acquisiti dalla Banca negli anni passati. Il *cost income ratio*, considerando i crediti per operazioni in leasing con il metodo finanziario, scende al 61,6% (64% nel 2003);
- il **risultato di gestione** si dimensiona in 261,8 milioni, in aumento del 16,6% sull'anno precedente;
- le **rettifiche e gli accantonamenti**, che incorporano l'ultima quota di 12,5 milioni del *tranching* relativo all'operazione di *securitization* su crediti non *performing* effettuata alla fine del 2000, ammontano a 138 milioni, in crescita del 73,8% rispetto al 2003. Sull'esercizio 2004 ha pesato il fallimento della Festival Crociere, che ha determinato rettifiche per 82,5 milioni;
- tenuto conto di 15 milioni di contribuzione straordinaria (23 milioni nel 2003) e di 31,2 milioni di imposte (67 milioni nel 2003), l'**utile netto** ammonta a 107,5 milioni, in aumento dell'1,3% rispetto al 2003. Il ROE (Return On Equity, pari al rapporto tra utile e patrimonio a fine esercizio) si attesta al 6,6%, stabile rispetto al 2003 ed il ROAE (Return On Average Equity, pari al rapporto tra utile e patrimonio medio dell'esercizio) al 6,7%.

Circa gli aggregati patrimoniali, la **raccolta** complessiva da clientela (AFI -Attività Finanziarie Intermediate) a fine 2004 si dimensiona in 24.899,4 milioni, registrando uno sviluppo del 9,2% nell'anno. In particolare, la raccolta diretta evidenzia un aumento del 12,3%, raggiungendo gli 11.258,8 milioni (45,2% delle AFI) rispetto ai 10.025,4 milioni del 2003; la raccolta indiretta (o Altre Attività Finanziarie – AAF), pari a 13.640,6 milioni (54,8% delle AFI), registra uno sviluppo del 6,8% rispetto ai 12.767,1 milioni dello scorso anno.
I **crediti alla clientela** raggiungono i 9.468,1 milioni, risultando in crescita annua del 2,4%. Sterilizzando l'operazione di *securitization* di mutui ipotecari *in bonis* realizzata a fine giugno 2004 di 864,5 milioni, la crescita risulterebbe pari al 10,6%.

***

A livello di **risultati consolidati**, tutti i principali aggregati del Gruppo evidenziano performance positive.

Circa il conto economico, l'**utile netto** cresce del 19,1% salendo a 100,9 milioni (la crescita risulta pari al 19,1% anche se si considerano i dati 2003 pro forma, elaborati a parità di perimetro). Il margine di intermediazione cresce del 17,5% a 894 milioni (+10,5% il risultato pro forma). I costi operativi, che incorporano 22,2 milioni di euro relativi all'ammortamento del *goodwill* sulle acquisizioni effettuate dal Gruppo negli ultimi anni, crescono meno che proporzionalmente rispetto allo sviluppo del business e ciò genera una crescita del risultato di gestione del 35,3% (+27,5% pro forma) a 280 milioni. Gli accantonamenti e le rettifiche anche a livello di Gruppo risentono del fallimento Festival Crociere e ammontano a 146 milioni, in crescita del 70,8% rispetto al 2003 (+65,8% pro forma). Ciò porta ad un utile delle attività ordinarie pari a 134 milioni (+10,5% sul 2003; +2% il dato pro forma); l'utile straordinario ammonta a 17 milioni (-50,8%; -51,4% pro forma), mentre le imposte riducono la loro incidenza dal 47,7% del 2003 al 31,2% del 2004. L'utile netto consolidato (100,9 milioni) è superiore a quello comunicato lo scorso mese di febbraio (86,9 milioni), grazie alla maggior redditività che è emersa da alcune partecipazioni strategiche consolidate al patrimonio netto. Il *cost income ratio* è sceso dal 69,1% del 2003 (69,4% pro forma) al 65,1% del 2004.

Sul fronte patrimoniale la **raccolta** complessiva ammonta a 30.365 milioni, in crescita del 18,2% sul 2003 (+2,7% a parità di perimetro) e gli **impieghi** a clientela ammontano a 11.580 milioni, in crescita del 13% (+3,4% a parità di perimetro).

Il Tier 1 a livello consolidato è pari a fine 2004 a 7,4%.

***

La **rete delle filiali** della Banca Carige è rimasta invariata a 393 sportelli, mentre a livello di Gruppo il processo di crescita per via esterna ha portato il numero complessivo di punti vendita a 495 (456 nel 2003).
Le **agenzie assicurative** distribuite su tutto il territorio nazionale raggiungono le 405 unità.

A fine anno il **personale** della Banca Carige è risultato di 3.719 unità (3.759 a fine 2003) e, per quanto riguarda il Gruppo, si è registrata una crescita a 4.787 (4.354 nel 2003).

L'adozione dei principi contabili internazionali IAS/IFRS

Con riferimento alla Comunicazione Consob n. DME/5015175 del 10 marzo 2005 in merito allo stato di attuazione dei sistemi e delle procedure contabili per l'applicazione dei principi contabili IAS/IFRS, si comunica che Banca Carige ha avviato, già a partire dalla prima metà del 2003, un progetto interfunzionale finalizzato ad implementare il passaggio a tali nuovi principi.

Tale progetto, collocato all'interno di un più ampio processo di revisione organizzativa, investe tutte le società del Gruppo, comprese le società di assicurazione ed è indirizzato e guidato da un team di manager responsabili delle aree Bilancio di Gruppo, ICT, Organizzazione, Pianificazione e Controllo. Dopo una fase iniziale di ricognizione volta ad individuare i principali scostamenti informativi e valutativi e, quindi, le aree di maggior impatto organizzativo, informatico e contabile, è stata svolta, da un lato, un'attività volta alla verifica della presenza nel sistema informativo aziendale dei dati necessari alle nuove predisposizioni contabili e alla modalità di reperimento delle informazioni mancanti e, dall'altro lato, un'attività di approfondimento con fornitori di software e società di consulenza. Per quanto riguarda in particolar modo il 2004, sono stati effettuati investimenti necessari per l'adeguamento dei software informativi, nonché sono stati predisposti dettagliati modelli di analisi e piani operativi finalizzati soprattutto alla valutazione dei crediti e dei titoli ed alla realizzazione di quanto previsto dallo IFRS 14 in termini di *Segment Reporting*.

Sulla base delle necessarie definitive determinazioni degli Organi di Vigilanza l'orientamento del Gruppo Carige, sarebbe, previa approvazione da parte degli Organi competenti, il seguente:

1. utilizzo della facoltà prevista dal Decreto IAS per l'adozione degli IAS/IFRS anche per i bilanci d'esercizio del 2005 relativamente alle imprese bancarie del Gruppo;
2. prima applicazione dei principi contabili internazionali alla redazione della relazione semestrale consolidata al 30/6/2005 e alle relazioni individuali delle banche del Gruppo;
3. per quanto riguarda la trimestrale al 31/3/2005, il Gruppo intende avvalersi della facoltà prevista nel Documento di Consultazione della CONSOB di redigere l'informativa secondo la previgente normativa.

L'analisi effettuata in termini di effetti della prima applicazione fa ritenere che i benefici riconducibili all'adozione del *fair value* nella valutazione delle partecipazioni e delle immobilizzazioni materiali saranno superiori a eventuali effetti negativi derivanti dal diverso criterio di valutazione dei crediti, determinando un impatto positivo sulla consistenza patrimoniale della Banca.

Si informa, infine, che è in corso il conferimento - da parte dei Consigli di Amministrazione delle società del Gruppo - dell'incarico alla società di revisione per la verifica dei dati risultanti dal processo di transizione.

***

I Bilanci 2004 saranno disponibili sul sito www.carige.it.

***

L'andamento nei primi due mesi del 2005 evidenzia aggregati patrimoniali ed economici in linea con le aspettative del Budget che ipotizza risultati superiori a quelli del 2004.
In particolare l'attività del raccolta del risparmio cresce complessivamente ad un ritmo annuo dell'8,7%, mentre quella di concessione del credito all'economia sale del 12,5% nei dodici mesi sterilizzando l'operazione di cartolarizzazione di mutui *in bonis*.

***

In occasione della medesima seduta, il Consiglio di Amministrazione ha discusso la "Proposta di autorizzazione all'acquisto ed alla disposizione di azioni proprie ai sensi degli artt. 2357 e seguenti del Codice Civile" che verrà sottoposta all'Assemblea Ordinaria degli Azionisti. Tale proposta riguarda l'autorizzazione all'acquisto fino ad un massimo di n. 55.666.341 azioni della Banca Carige, del valore nominale di 1 euro cadauna (di cui fino a 47.994.875 azioni ordinarie e fino a 7.671.466 azioni a risparmio convertibili, corrispondenti rispettivamente alla ventesima parte del capitale ordinario e di risparmio).

L'autorizzazione richiesta riguarda, inoltre, la possibilità di alienare tutte o parte delle azioni proprie detenute dalla Banca (ordinarie e/o di risparmio).

INVESTOR RELATIONS
Via Cassa di Risparmio 15
16123 GENOVA
Tel. 39 010 579 4877
Fax 39 010 579 4875
e-mail: investor.relations@carige.it

PROSPETTI CONTABILI
DELLA BANCA CARIGE SPA

SCHEDA DI SINTESI E INDICATORI DI GESTIONE

	Situazione al				Variazioni %	
	31/12/04	30/9/04	31/12/03	31/12/02	2004	2003
SITUAZIONE PATRIMONIALE (1)						
Totale attività	15.928,9	15.658,3	14.653,1	14.393,8	8,7	1,8
Provvista	12.887,5	12.587,8	11.667,5	11.433,8	10,5	2,0
- Raccolta diretta (a)	11.258,8	10.734,5	10.025,4	9.236,2	12,3	8,5
• Debiti verso clientela	*6.709,6*	*6.250,5*	*5.957,9*	*5.912,3*	12,6	0,8
• Debiti rappresentati da titoli	*4.549,2*	*4.484,0*	*4.067,5*	*3.323,9*	11,8	22,4
- Debiti verso banche	1.126,3	1.350,9	1.139,6	1.797,3	-1,2	-36,6
- Fondi di terzi in amm.ne	0,3	0,3	0,4	0,3	-25,0	33,3
- Prestiti subordinati	502,1	502,1	502,1	400,0	0,0	25,5
Raccolta indiretta (b)	13.640,6	13.383,2	12.767,1	12.386,8	6,8	3,1
- Risparmio gestito	6.977,6	6.740,3	6.585,5	6.075,4	6,0	8,4
- Risparmio amministrato	6.663,0	6.642,9	6.181,6	6.311,4	7,8	-2,1
Attività finanziarie intermediate (AFI) (a+b)	24.899,4	24.117,7	22.792,5	21.623,0	9,2	5,4
Investimenti (2) (3)	13.462,5	13.121,6	12.316,5	12.080,9	9,3	2,0
- Crediti verso clientela (2) (3)	9.468,1	9.074,8	9.247,1	8.634,9	2,4	7,1
- Crediti verso banche (2)	1.590,7	1.826,2	942,7	1.363,6	68,7	-30,9
- Titoli	2.403,7	2.220,6	2.126,7	2.082,4	13,0	2,1
• portafoglio immobilizzato	*155,5*	*155,6*	*173,7*	*232,7*	-10,5	-25,4
• portafoglio non immobilizzato	*2.248,2*	*2.065,0*	*1.953,0*	*1.849,7*	15,1	5,6
Capitale e riserve (4)	1.622,2	1.620,0	1.606,0	1.369,7	1,0	17,3
CONTO ECONOMICO (1)						
Risultato di gestione	261,8	212,9	224,5	237,7	16,6	-5,5
Utile delle attività ordinarie	123,7	102,5	145,0	171,8	-14,7	-15,6
Utile ante imposte sul reddito	138,7	105,6	168,0	183,7	-17,4	-8,5
Utile d'esercizio	107,5	81,1	106,2	104,8	1,3	1,3
RISORSE (5)						
Rete sportelli	393	393	393	391	0,0	0,5
Personale	3.719	3.720	3.759	3.512	-1,1	7,0
INDICATORI DI GESTIONE						
Ricavi netti da servizi /Margine d'intermediazione	58,36%	58,13%	54,55%	53,38%		
Costi operativi /Margine d'intermediazione *(Cost Income Ratio) (8)*	61,59%	58,21%	64,03%	59,64%		
Utile ante imposte sul reddito /Capitale e riserve (4)	8,55%	6,52%	10,46%	13,41%		
ROE	6,63%	5,00%	6,61%	7,65%		
ROAE (6)	6,66%	5,03%	7,64%	7,76%		
COEFFICIENTI PATRIMONIALI						
Totale attivo ponderato (1)	10.956,4	10.965,1	10.573,1	9.709,8	3,6	8,9
Patrimonio di base (Tier1)/Totale attivo ponderato	10,73%	10,15%	10,85%	9,27%		
Patrimonio di vigilanza/Totale attivo ponderato	13,19% (7)	12,70%	13,89%	11,58%		

(1) Importi in milioni di euro.
(2) Al lordo delle presunte perdite.
(3) Valore comprensivo delle immobilizzazioni relative all'attività di locazione finanziaria (leasing).
(4) Incluso il fondo per rischi bancari generali.
(5) Dati puntuali di fine periodo.
(6) Indicatore calcolato rapportando l'utile netto al patrimonio medio (Return On Average Equity).
(7) Il coefficiente salirebbe al 13,67% se si include il prestito subordinato del tipo Tier III autorizzato da Banca d'Italia il 18/2 u.s.
(8) Il margine d'intermediazione ed i costi operativi sono al netto delle rettifiche di valore su beni in locazione finanziaria.

ATTIVO

(importi in migliaia di Euro)	31/12/04	31/12/03	Variazioni % 2004	Variazioni % 2003
10 - CASSA E DISPONIBILITA' PRESSO BANCHE CENTRALI E UFFICI POSTALI	152.293	168.109	- 9,4	- 3,1
20 - TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI	480.087	691.015	- 30,5	...
30 - CREDITI VERSO BANCHE:	1.586.035	938.836	68,9	- 30,7
(a) a vista	318.834	378.479	- 15,8	- 30,4
(b) altri crediti	1.267.201	560.357	...	- 31,0
40 - CREDITI VERSO CLIENTELA	8.539.719	8.440.644	1,2	6,7
di cui:				
- crediti con fondi di terzi in amministrazione	213	255	- 16,5	35,6
50 - OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:	1.400.271	1.257.740	11,3	- 21,3
(a) di emittenti pubblici	931.803	637.805	46,1	- 31,3
(b) di banche	118.399	347.560	- 65,9	- 10,1
di cui:				
- titoli propri	84.031	58.848	42,8	36,6
(c) enti finanziari	290.305	187.991	54,4	- 0,7
di cui:				
- titoli propri	-	-	-	-
(d) di altri emittenti	59.764	84.384	- 29,2	- 9,9
60 - AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE	523.371	177.932	...	2,9
70 - PARTECIPAZIONI	29.253	31.013	- 5,7	- 40,3
80 - PARTECIPAZIONI IN IMPRESE DEL GRUPPO	877.165	617.016	42,2	5,2
90 - IMMOBILIZZAZIONI IMMATERIALI	460.812	473.530	- 2,7	- 1,4
di cui:				
- costi di impianto	2.374	3.250	- 27,0	...
- avviamento	431.849	442.392	- 2,4	- 1,9
100 - IMMOBILIZZAZIONI MATERIALI	1.055.306	920.539	14,6	6,4
di cui:				
- in locazione finanziaria	780.314	662.598	17,8	9,4
120 - AZIONI O QUOTE PROPRIE *(valore nominale: 436)*	1.301	-	...	- 100,0
130 - ALTRE ATTIVITA'	729.503	837.371	- 12,9	5,3
140 - RATEI E RISCONTI ATTIVI:	93.824	99.309	- 5,5	22,2
(a) ratei attivi	87.477	91.408	- 4,3	27,3
(b) risconti attivi	6.347	7.901	- 19,7	- 16,7
di cui:				
- disaggio di emissione su titoli	2.745	3.596	- 23,7	- 18,7
TOTALE DELL'ATTIVO	15.928.940	14.653.054	8,7	1,8

PASSIVO

(importi in migliaia di Euro)	31/12/04	31/12/03	Variazioni % 2004	2003
10 - DEBITI VERSO BANCHE:	1.126.347	1.139.632	- 1,2	- 36,6
(a) a vista	14.273	89.046	- 84,0	27,2
(b) a termine o con preavviso	1.112.074	1.050.586	5,9	- 39,2
20 - DEBITI VERSO CLIENTELA:	6.709.593	5.957.888	12,6	0,8
(a) a vista	6.498.314	5.798.105	12,1	5,3
(b) a termine o con preavviso	211.279	159.783	32,2	- 60,8
30 - DEBITI RAPPRESENTATI DA TITOLI:	4.549.241	4.067.494	11,8	22,4
(a) obbligazioni	4.178.791	3.653.863	14,4	28,0
(b) certificati di deposito	287.368	326.769	- 12,1	- 17,8
(c) altri titoli	83.082	86.862	- 4,4	19,5
40 - FONDI DI TERZI IN AMMINISTRAZIONE	342	368	- 7,1	18,7
50 - ALTRE PASSIVITA'	651.179	579.839	12,3	- 28,7
60 - RATEI E RISCONTI PASSIVI:	164.696	163.572	0,7	13,2
(a) ratei passivi	84.854	95.528	- 11,2	18,3
(b) risconti passivi	79.842	68.044	17,3	6,8
70 - TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO	79.244	78.303	1,2	- 7,8
80 - FONDI PER RISCHI ED ONERI	416.529	433.676	- 4,0	1,0
(a) fondi di quiescenza e per obblighi simili	296.310	289.632	2,3	0,6
(b) fondi imposte e tasse	85.795	111.263	- 22,9	1,7
(c) altri fondi	34.424	32.781	5,0	2,0
90 - FONDI RISCHI SU CREDITI	-	18.000	- 100,0	38,5
110 - PASSIVITA' SUBORDINATE	502.055	502.055	-	25,5
120 - CAPITALE	1.113.327	1.113.327	-	9,1
130 - SOVRAPPREZZI DI EMISSIONE	262.839	255.023	3,1	87,4
140 - RISERVE	238.051	229.722	3,6	14,9
(a) riserva legale	77.971	67.351	15,8	18,4
(b) riserva per azioni o quote proprie	1.301	-	...	- 100,0
(c) riserve statutarie	-	-	-	-
(d) altre riserve	158.779	162.371	- 2,2	23,5
150 - RISERVE DI RIVALUTAZIONE	7.956	7.956	-	-
170 - UTILE D'ESERCIZIO	107.541	106.199	1,3	1,3
TOTALE DEL PASSIVO	15.928.940	14.653.054	8,7	1,8
	-	0		

GARANZIE E IMPEGNI

10 - GARANZIE RILASCIATE	1.100.698	1.271.681	- 13,4	- 3,8
di cui:				
- accettazioni	5.505	2.610	...	- 38,0
- altre garanzie	1.095.193	1.269.071	- 13,7	- 3,6
20 - IMPEGNI	1.247.874	910.193	37,1	18,1
di cui:				
- per vendite con obbligo di riacquisto	-	-	-	-

CONTO ECONOMICO

(importi in migliaia di Euro)	2004	2003	Variazioni % 2004	Variazioni % 2003
10 - INTERESSI ATTIVI E PROVENTI ASSIMILATI	575.848	546.478	5,4	- 3,6
di cui:				
- su crediti verso clientela	427.750	439.720	- 2,7	1,9
- su titoli di debito	118.931	82.753	43,7	- 24,9
20 - INTERESSI PASSIVI E ONERI ASSIMILATI	- 253.773	- 221.820	14,4	- 15,9
di cui:			-	-
- su debiti verso clientela	- 43.631	- 49.654	- 12,1	- 20,8
- su debiti rappresentati da titoli	- 136.501	- 123.951	10,1	- 9,6
30 - DIVIDENDI E ALTRI PROVENTI:	44.078	63.957	- 31,1	- 26,7
(a) su azioni, quote e altri titoli di capitale	1.274	13.085	- 90,3	...
(b) su partecipazioni	3.462	8.700	- 60,2	- 78,5
(c) su partecipazioni in imprese del gruppo	39.342	42.172	- 6,7	- 4,1
40 - COMMISSIONI ATTIVE	184.555	179.169	3,0	11,5
50 - COMMISSIONI PASSIVE	- 17.494	- 15.627	11,9	21,8
60 - PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE	18.629	9.229	...	...
70 - ALTRI PROVENTI DI GESTIONE	231.011	160.752	43,7	29,8
80 - SPESE AMMINISTRATIVE:	- 384.141	- 366.712	4,8	13,9
(a) spese per il personale	- 236.688	- 234.968	0,7	17,8
di cui:			-	-
- salari e stipendi	- 152.198	- 153.683	- 1,0	11,2
- oneri sociali	- 42.361	- 42.896	- 1,2	12,1
- trattamento di fine rapporto	- 8.600	- 9.258	- 7,1	7,6
- trattamento di quiescenza e simili	- 23.189	- 17.764	30,5	...
(b) altre spese amministrative	- 147.453	- 131.744	11,9	7,6
90 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI	- 127.629	- 123.207	3,6	35,3
100 - ACCANTONAMENTI PER RISCHI E ONERI	- 1.716	- 3.966	- 56,7	24,9
110 - ALTRI ONERI DI GESTIONE	- 9.322	- 7.747	20,3	33,6
120 - RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI	- 141.780	- 66.781	...	11,9
130 - RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI	5.449	9.195	- 40,7	- 6,8
140 - ACCANTONAMENTI AI FONDI RISCHI SU CREDITI	-	- 18.000	...	38,5
150 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	-	-	...
160 - RIPRESE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	107	- 100,0	21,6
170 - UTILE DELLE ATTIVITA' ORDINARIE	123.715	145.027	- 14,7	- 15,6
180 - PROVENTI STRAORDINARI	20.586	30.028	- 31,4	...
190 - ONERI STRAORDINARI	- 5.559	- 7.021	- 20,8	...
200 - UTILE (PERDITA) STRAORDINARIO	15.027	23.007	- 34,7	92,4
210 - VARIAZIONE DEL FONDO PER RISCHI BANCARI GENERALI	-	5.165	- 100,0	...
220 - IMPOSTE SUL REDDITO DELL'ESERCIZIO	- 31.201	- 67.000	- 53,4	- 15,1
230 - UTILE D'ESERCIZIO	107.541	106.199	1,3	1,3

CONTO ECONOMICO RICLASSIFICATO *(migliaia di euro)*

		2004	30/9/04	2003	2002	Variazione % 04/03	Variazione % 03/02
10	Interessi attivi	575.848	421.831	546.478	567.000	5,4	-3,6
20	Interessi passivi	- 253.773	- 179.524	- 221.820	- 263.694	14,4	-15,9
	MARGINE DI INTERESSE	**322.075**	**242.307**	**324.658**	**303.306**	**-0,8**	**7,0**
40	Commissioni attive	184.555	134.880	179.169	160.710	3,0	11,5
50	Commissioni passive	- 17.494	- 12.059	- 15.627	- 12.825	11,9	21,8
60	Profitti (perdite) da operazioni finanziarie	18.629	312	9.229	- 5.989	101,9	...
30	Dividendi e altri proventi	44.078	33.891	63.958	87.245	-31,1	-26,7
70	Altri proventi di gestione	231.011	185.347	160.752	123.889	43,7	29,8
110	Altri oneri di gestione	- 9.322	- 5.926	- 7.747	- 5.800	20,3	33,6
	RICAVI NETTI DA SERVIZI	**451.457**	**336.445**	**389.734**	**347.230**	**15,8**	**12,2**
	MARGINE DI INTERMEDIAZIONE	**773.532**	**578.752**	**714.392**	**650.536**	**8,3**	**9,8**
80	Spese amministrative	- 384.141	- 270.108	- 366.712	- 321.821	4,8	13,9
	. Spese di personale	- 236.688	- 165.851	- 234.968	- 199.388	0,7	17,8
	. Altre spese amministrative	- 147.453	- 104.257	- 131.744	- 122.433	11,9	7,6
90	Rettifiche di valore su immobilizzazioni materiali e immateriali	- 127.629	- 95.732	- 123.207	- 91.052	3,6	35,3
	COSTI OPERATIVI	**- 511.770**	**- 365.840**	**- 489.919**	**- 412.873**	**4,5**	**18,7**
	RISULTATO DI GESTIONE	**261.762**	**212.912**	**224.473**	**237.663**	**16,6**	**-5,5**
100	Accantonamenti per rischi e oneri	- 1.716	- 1.933	- 3.966	- 3.176	-56,7	24,9
120	Rettifiche di valore su crediti e *accant. per garanzie e impegni*	- 141.780	- 112.346	- 66.782	- 59.670	112,3	11,9
130	Riprese di valore su crediti e su accant. per garanzie e impegni	5.449	3.876	9.195	9.863	-40,7	-6,8
140	Accantonamenti ai fondi rischi su crediti	-	-	- 18.000	- 13.000	-100,0	38,5
150	Rettifiche su immobilizzazioni finanziarie	-	-	-	- 11	...	...
160	Riprese di valore su immobilizzazioni finanziarie	-	-	107	88	-100,0	21,6
	ACCANTONAMENTI E RETTIFICHE	**- 138.047**	**- 110.403**	**- 79.446**	**- 65.906**	**73,8**	**20,5**
170	**UTILE DELLE ATTIVITA' ORDINARIE**	**123.715**	**102.509**	**145.027**	**171.757**	**-14,7**	**-15,6**
180	Proventi straordinari	20.586	7.139	30.029	14.559	-31,4	106,3
190	Oneri straordinari	- 5.559	- 4.083	- 7.022	- 2.598	-20,8	170,3
200	**UTILE STRAORDINARIO**	**15.027**	**3.056**	**23.007**	**11.961**	**-34,7**	**92,4**
	UTILE ANTE IMPOSTE SUL REDDITO	**138.742**	**105.565**	**168.034**	**183.718**	**-17,4**	**-8,5**
210	Variazioni del Fondo rischi bancari generali	-	-	5.165	-	...	...
220	Imposte sul reddito dell'esercizio	- 31.201	- 24.500	- 67.000	- 78.900	-53,4	-15,1
230	**UTILE D'ESERCIZIO**	**107.541**	**81.065**	**106.199**	**104.818**	**1,3**	**1,3**

PROSPETTI CONTABILI
DEL GRUPPO BANCA CARIGE

SCHEDA DI SINTESI CONSOLIDATA E INDICATORI DI GESTIONE

	31/12/04	30/9/04	31/12/03	31/12/03 pro forma	31/12/02	Variazioni % 04/03	Variazioni % 04/03 pro forma	Variazioni % 03/02
SITUAZIONE PATRIMONIALE (1)								
Totale attività	18.475,2	17.919,0	15.918,3	16.173,8	15.388,9	16,1	14,2	3,4
Provvista	15.249,2	14.677,9	12.897,4	13.977,4	12.424,9	18,2	9,1	3,8
- Raccolta diretta (a)	13.749,3	13.054,8	11.373,9	12.433,9	10.558,2	20,9	10,6	7,7
* *Debiti verso clientela*	*8.416,8*	*7.815,4*	*6.861,1*	*7.646,8*	*6.900,8*	22,7	10,1	-0,6
* *Debiti rappresentati da titoli*	*5.332,5*	*5.239,4*	*4.512,8*	*4.787,1*	*3.657,4*	18,2	11,4	23,4
- Debiti verso banche	979,3	1.105,0	1.006,0	1.022,6	1.466,4	-2,7	-4,2	-31,4
- Fondi di terzi in amm.ne	1,0	1,0	0,4	1,3	0,3	150,0	-23,1	33,3
- Prestiti subordinati	519,6	517,1	517,1	519,6	400,0	0,5	-	29,3
Raccolta indiretta (b)	16.616,0	15.615,7	14.316,9	15.594,2	13.929,9	16,1	6,6	2,8
- *Risparmio gestito*	8.406,9	7.911,2	7.436,7	7.959,9	6.842,9	13,0	5,6	8,7
- Risparmio amministrato	8.209,1	7.704,5	6.880,2	7.634,2	7.087,0	19,3	7,5	-2,9
Attività finanziarie intermediate (AFI) (a+b)	30.365,3	28.670,5	25.690,8	29.571,6	24.488,1	18,2	2,7	4,9
Investimenti (2) (3)	16.203,9	15.571,0	13.737,6	14.985,1	13.210,9	18,0	8,1	4,0
- Crediti verso clientela (2) (3)	11.579,7	10.949,9	10.251,3	11.193,5	9.495,1	13,0	3,4	8,0
- Crediti verso banche (2)	1.571,5	1.793,6	922,3	1.022,2	1.328,1	70,4	53,7	-30,6
- Titoli	3.052,8	2.827,5	2.564,0	2.769,4	2.387,7	19,1	10,2	7,4
* *portafoglio immobilizzato*	*190,7*	*190,8*	*214,7*	*214,7*	*242,0*	-11,2	-11,2	-11,3
* *portafoglio non immobilizzato*	*2.862,1*	*2.636,7*	*2.349,3*	*2.554,7*	*2.145,7*	21,8	12,0	9,5
Capitale e riserve (4)	1.499,7	1.497,3	1.504,3	1.504,3	1.305,8	-0,3	-0,3	15,2
OPERATIVITA' COMPAGNIE DI ASSICURAZIONE DEL GRUPPO (1)								
Premi emessi	715,2	506,2	670,7	670,7	676,2	6,6	6,6	-0,8
Sinistri liquidati	410,3	286,5	403,5	403,5	430,3	1,7	1,7	-6,2
CONTO ECONOMICO (1)								
Risultato di gestione	279,7	210,4	206,7	219,4	186,4	35,3	27,5	10,9
Utile delle attività ordinarie	134,2	93,0	121,5	131,6	112,0	10,5	2,0	8,5
Utile ante imposte sul reddito	151,4	98,5	156,4	167,1	128,5	-3,2	-9,4	21,8
Utile d'esercizio	*100,9*	*61,7*	*84,7*	*84,7*	*66,2*	*19,1*	*19,1*	*28,1*
RISORSE (5)								
Rete sportelli	495	491	456	460	452	8,6	7,6	0,9
Personale	4.787	4.673	4.354	4.475	4.111	9,9	7,0	5,9
Assicurazioni:								
- Agenzie assicurative	405	407	416	416	443	-2,6	-2,6	-6,1
- Personale	378	384	377	377	402	0,3	0,3	-6,2
INDICATORI DI GESTIONE								
Ricavi netti da servizi /Margine d'intermediazione	54,70%	53,36%	50,69%	49,67%	48,08%			
Costi operativi /Margine d'intermediazione *(Cost Income Ratio) (6)*	65,12%	63,94%	69,11%	69,43%	69,05%			
Utile ante imposte sul reddito /Capitale e riserve (4)	10,09%	6,58%	10,40%	11,11%	9,84%			
ROE	6,73%	4,12%	5,63%	5,63%	5,07%			
ROAE (7)	6,72%	4,11%	6,41%	6,41%	5,13%			
COEFFICIENTI PATRIMONIALI (8)								
Totale attivo ponderato	12.409,9	12.325,9	11.254,3		10.164,1	10,3		10,7
Patrimonio di base (Tier1)/Totale attivo ponderato	7,40%	7,02%	8,61%		7,13%			
Patrimonio di vigilanza/Totale attivo ponderato	9,66% (9)	9,43%	11,67%		9,01%			

(1) *Importi in milioni di euro.*
(2) *Al lordo delle presunte perdite.*
(3) *Valore comprensivo delle immobilizzazioni relative all'attività di locazione finanziaria (leasing).*
(4) *Incluso il fondo per rischi bancari generali.*
(5) *Dati puntuali di fine periodo.*
(6) *Il margine di intermediazione ed i costi operativi sono al netto delle rettifiche di valore su beni in locazione finanziaria.*
(7) *Indicatore calcolato rapportando l'utile netto al patrimonio medio (Return On Average Equity).*
(8) *I valori al 30/9/2004 sono gestionali, gli altri sono quelli della Segnalazione Ufficiale di Vigilanza.*
(9) *Il coefficiente salirebbe al 10,23% se si include il prestito subordinato del tipo Tier III autorizzato da Banca d'Italia il 18/2 u.s..*

STATO PATRIMONIALE CONSOLIDATO

ATTIVO

(importi in migliaia di euro)	31/12/04	31/12/03	Variazioni % 2004	Variazioni % 2003
10 - CASSA E DISPONIBILITA' PRESSO BANCHE CENTRALI E UFFICI POSTALI	189.643	192.509	- 1,5	- 2,4
20 - TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI	663.505	884.964	- 25,0	...
30 - CREDITI VERSO BANCHE:	1.566.753	918.431	70,6	- 30,4
(a) a vista	267.352	346.689	- 22,9	- 36,7
(b) altri crediti	1.299.401	571.742	...	- 26,0
40 - CREDITI VERSO CLIENTELA	10.599.765	9.421.748	12,5	7,7
di cui:				
- crediti con fondi di terzi in amministrazione	817	255	...	35,6
50 - OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:	1.530.526	1.501.080	2,0	- 14,7
(a) di emittenti pubblici	987.018	721.226	36,9	- 30,1
(b) di banche	148.770	421.719	- 64,7	- 1,8
di cui:				
- titoli propri	100.484	63.930	57,2	42,3
(c) di enti finanziari	331.749	258.709	28,2	29,7
di cui:				
- titoli propri	-	-	-	-
(d) di altri emittenti	62.989	99.426	- 36,6	0,5
60 - AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE	858.734	177.932	...	- 11,2
70 - PARTECIPAZIONI	85.069	77.524	9,7	- 25,3
(a) valutate a patrimonio netto	64.561	59.361	8,8	- 21,9
(b) altre	20.508	18.163	12,9	- 34,7
80 - PARTECIPAZIONI IN IMPRESE DEL GRUPPO	232.803	172.600	34,9	13,3
(a) valutate a patrimonio netto	232.803	172.600	34,9	13,3
(b) altre	-	-	-	-
90 - DIFFERENZE POSITIVE DI CONSOLIDAMENTO	188.394	87.538	...	- 6,1
100 - DIFFERENZE POSITIVE DI PATRIMONIO NETTO	14.026	16.168	- 13,2	8,8
110 - IMMOBILIZZAZIONI IMMATERIALI	462.009	474.210	- 2,6	- 1,3
di cui:				
- costi di impianto	2.397	3.268	- 26,7	...
- avviamento	431.849	442.392	- 2,4	- 1,9
120 - IMMOBILIZZAZIONI MATERIALI	1.176.083	1.019.881	15,3	5,5
140 - AZIONI O QUOTE PROPRIE *(valore nominale: 436)*	1.301	-	...	- 100,0
150 - ALTRE ATTIVITA'	793.066	864.654	- 8,3	6,9
160 - RATEI E RISCONTI ATTIVI:	113.547	109.015	4,2	20,7
(a) ratei attivi	106.147	100.842	5,3	25,3
(b) risconti attivi	7.400	8.173	- 9,5	- 16,7
di cui:				
- disaggio di emissione su titoli	2.745	3.596	- 23,7	- 18,7
TOTALE DELL'ATTIVO	18.475.224	15.918.254	16,1	3,4

PASSIVO

(importi in migliaia di euro)	31/12/04	31/12/03	Variazioni % 2004	Variazioni % 2003
10 - DEBITI VERSO BANCHE:	979.342	1.006.049	- 2,7	- 31,4
(a) a vista	13.794	20.329	- 32,1	- 54,0
(b) a termine o con preavviso	965.548	985.720	- 2,0	- 30,7
20 - DEBITI VERSO CLIENTELA:	8.416.843	6.861.171	22,7	- 0,6
(a) a vista	8.030.071	6.595.428	21,8	5,7
(b) a termine o con preavviso	386.772	265.743	45,5	- 59,8
30 - DEBITI RAPPRESENTATI DA TITOLI:	5.332.443	4.512.775	18,2	23,4
(a) obbligazioni	4.927.471	4.073.476	21,0	29,5
(b) certificati di deposito	321.443	351.316	- 8,5	- 18,2
(c) altri titoli	83.529	87.983	- 5,1	8,2
40 - FONDI DI TERZI IN AMMINISTRAZIONE	968	368	...	18,7
50 - ALTRE PASSIVITA'	781.214	655.700	19,1	- 23,0
60 - RATEI E RISCONTI PASSIVI:	177.519	166.822	6,4	11,9
(a) ratei passivi	96.289	97.455	- 1,2	16,1
(b) risconti passivi	81.230	69.367	17,1	6,4
70 - TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO	111.164	96.814	14,8	- 6,5
80 - FONDI PER RISCHI ED ONERI	475.779	440.194	8,1	4,6
(a) fondi di quiescenza e per obblighi simili	319.343	295.310	8,1	0,4
(b) fondi imposte e tasse	113.654	106.847	6,4	20,6
(c) fondo di consolidamento per rischi e oneri futuri	-	-	-	-
(d) altri fondi	42.782	38.037	12,5	- 0,3
90 - FONDI RISCHI SU CREDITI	1.922	19.997	- 90,4	36,6
100 - FONDO PER RISCHI BANCARI GENERALI	100	100	-	- 98,1
110 - PASSIVITA' SUBORDINATE	519.555	517.055	0,5	29,3
130 - DIFFERENZE NEGATIVE DI PATRIMONIO NETTO	43.176	34.953	23,5	- 0,5
140 - PATRIMONIO DI PERTINENZA DI TERZI (+/-)	34.686	17.362	99,8	- 1,0
150 - CAPITALE	1.113.327	1.113.327	-	9,1
160 - SOVRAPPREZZI DI EMISSIONE	262.839	255.023	3,1	87,4
170 - RISERVE:	114.762	127.752	- 10,2	- 6,1
(a) riserva legale	77.971	67.351	15,8	18,4
(b) riserva per azioni o quote proprie	1.301	-	...	- 100,0
(c) riserve statutarie	-	-	-	-
(d) altre riserve	35.490	60.401	- 41,2	12,9
180 - RISERVE DI RIVALUTAZIONE	8.649	8.050	7,4	-
200 - UTILE D'ESERCIZIO	100.936	84.742	19,1	28,1
TOTALE DEL PASSIVO	18.475.224	15.918.254	16,1	3,4

GARANZIE E IMPEGNI

	31/12/04	31/12/03	Variazioni % 2004	Variazioni % 2003
10 - GARANZIE RILASCIATE	1.242.876	1.336.530	- 7,0	- 4,0
di cui:				
- accettazioni	5.593	2.859	95,6	- 32,7
- altre garanzie	1.237.283	1.333.671	- 7,2	- 3,9
20 - IMPEGNI	1.440.989	989.572	45,6	20,5
di cui:				
- per vendite con obbligo di riacquisto	-	-	-	-

CONTO ECONOMICO CONSOLIDATO

(importi in migliaia di euro)	2004	2003	Variazioni % 2004	Variazioni % 2003
10 - INTERESSI ATTIVI E PROVENTI ASSIMILATI	694.586	613.535	13,2	- 3,4
di cui:				
- su crediti verso clientela	521.547	494.103	5,6	1,6
- su titoli di debito	143.364	96.379	48,8	- 22,1
20 - INTERESSI PASSIVI E ONERI ASSIMILATI	- 289.512	- 238.334	21,5	- 14,9
di cui:				
- su debiti verso clientela	- 56.195	- 59.471	- 5,5	- 24,4
- su debiti rappresentati da titoli	- 155.778	- 135.891	14,6	- 7,9
30 - DIVIDENDI E ALTRI PROVENTI:	4.306	18.536	- 76,8	...
(a) su azioni, quote e altri titoli di capitale	1.667	13.085	- 87,3	...
(b) su partecipazioni	2.639	5.451	- 51,6	- 7,2
(c) su partecipazioni in imprese del gruppo	-	-	...	...
40 - COMMISSIONI ATTIVE	225.757	204.447	10,4	11,0
50 - COMMISSIONI PASSIVE	- 19.580	- 16.351	19,7	19,3
60 - PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE	22.920	10.674	...	...
70 - ALTRI PROVENTI DI GESTIONE	242.852	167.518	45,0	6,2
80 - SPESE AMMINISTRATIVE:	- 470.598	- 416.916	12,9	11,5
(a) spese per il personale	- 291.869	- 268.412	8,7	15,3
di cui:				
- salari e stipendi	- 190.275	- 175.162	8,6	9,8
- oneri sociali	- 52.832	- 49.179	7,4	10,2
- trattamento di fine rapporto	- 11.358	- 10.959	3,6	- 50,0
- trattamento di quiescenza e simili	- 25.281	- 18.850	34,1	...
(b) altre spese amministrative	- 178.729	- 148.504	20,4	5,1
90 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI	- 143.829	- 137.238	4,8	11,5
100 - ACCANTONAMENTI PER RISCHI E ONERI	- 1.789	- 4.209	- 57,5	28,6
110 - ALTRI ONERI DI GESTIONE	- 10.662	- 9.199	15,9	- 17,1
120 - RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI	- 151.329	- 72.588	...	8,2
130 - RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI	9.010	11.295	- 20,2	- 14,8
140 - ACCANTONAMENTI AI FONDI RISCHI SU CREDITI	- 1.470	- 19.744	- 92,6	13,9
150 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	-	...	...
160 - RIPRESE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	2	-	...	...
170 - UTILI (PERDITE) DELLE PARTECIPAZIONI VALUTATE AL PATRIMONIO NETTO	23.507	10.030	...	17,8
180 - UTILE DELLE ATTIVITA' ORDINARIE	134.171	121.456	10,5	8,5
190 - PROVENTI STRAORDINARI	25.908	43.121	- 39,9	84,8
200 - ONERI STRAORDINARI	- 8.690	- 8.149	6,6	18,7
210 - UTILE (PERDITA) STRAORDINARIO	17.218	34.972	- 50,8	...
230 - VARIAZIONE DEL FONDO PER RISCHI BANCARI GENERALI	-	- 5.065	...	...
240 - IMPOSTE SUL REDDITO DELL'ESERCIZIO	- 47.269	- 74.721	- 36,7	22,7
250 - UTILE (PERDITA) D'ESERCIZIO DI PERTINENZA DI TERZI	- 3.184	- 2.030	56,8	48,1
260 - UTILE D'ESERCIZIO	*100.936*	*84.742*	19,1	28,1

CONTO ECONOMICO CONSOLIDATO RICLASSIFICATO *(migliaia di euro)*

	2004	30/9/04	2003		2002	Variazione %		
						04/03	04/03	03/02
				pro forma			pro forma	
10 Interessi attivi	694.586	506.039	613.535	656.608	635.012	13,2	5,8	-3,4
20 Interessi passivi	-289.512	-201.190	-238.334	-249.244	-280.157	21,5	16,2	-14,9
MARGINE DI INTERESSE	**405.074**	**304.849**	**375.201**	**407.364**	**354.855**	**8,0**	**-0,6**	**5,7**
40 Commissioni attive	225.757	166.984	204.447	215.638	184.235	10,4	4,7	11,0
50 Commissioni passive	-19.580	-13.713	-16.351	-17.375	-13.705	19,7	12,7	19,3
60 Profitti (perdite) da operazioni finanziarie	22.920	1.886	10.674	10.918	-5.844	...	...	...
30 Dividendi e altri proventi	4.306	3.533	18.536	18.637	8.754	-76,8	-76,9	111,7
170 Utili (Perdite) delle partecipazioni valutate al p.n.	23.507	5.915	10.030	10.030	8.512	...	...	17,8
70 Altri proventi di gestione	242.852	191.397	167.518	173.470	157.806	45,0	40,0	6,2
110 Altri oneri di gestione	-10.662	-7.252	-9.199	-9.223	-11.101	15,9	15,6	-17,1
RICAVI NETTI DA SERVIZI	**489.100**	**348.750**	**385.655**	**402.095**	**328.657**	**26,8**	**21,6**	**17,3**
MARGINE D'INTERMEDIAZIONE	**894.174**	**653.599**	**760.856**	**809.459**	**683.512**	**17,5**	**10,5**	**11,3**
80 Spese amministrative	-470.598	-333.982	-416.916	-451.740	-374.031	12,9	4,2	11,5
. Spese di personale	-291.869	-206.848	-268.412	-289.549	-232.748	8,7	0,8	15,3
. Altre spese amministrative	-178.729	-127.134	-148.504	-162.191	-141.283	20,4	10,2	5,1
90 Rettifiche di valore su immobilizzazioni materiali e immateriali	-143.829	-109.214	-137.238	-138.329	-123.129	4,8	4,0	11,5
COSTI OPERATIVI	**-614.427**	**-443.196**	**-554.154**	**-590.069**	**-497.160**	**10,9**	**4,1**	**11,5**
RISULTATO DI GESTIONE	**279.747**	**210.403**	**206.702**	**219.390**	**186.352**	**35,3**	**27,5**	**10,9**
100 Accantonamenti per rischi ed oneri	-1.789	-3.141	-4.209	-4.829	-3.273	-57,5	-63,0	28,6
120 Rettifiche di valore su crediti e accant. per garanzie e impegni	-151.329	-119.890	-72.588	-75.371	-67.090	...	...	8,2
130 Riprese di valore su crediti e su accant. per garanzie e impegni	9.010	5.666	11.295	12.739	13.264	-20,2	-29,3	-14,8
140 Accantonamenti ai fondi rischi su crediti	-1.470	-78	-19.744	-20.332	-17.334	-92,6	-92,8	13,9
150 Rettifiche di valore su immobilizzazioni finanziarie	-	-	-	-	-33	...	...	-100,0
160 Riprese di valore su immobilizzazioni finanziarie	2	2	-	7	99	...	-71,4	-100,0
ACCANTONAMENTI E RETTIFICHE	**-145.576**	**-117.441**	**-85.246**	**-87.786**	**-74.367**	**70,8**	**65,8**	**14,6**
180 UTILE DELLE ATTIVITA' ORDINARIE	**134.171**	**92.962**	**121.456**	**131.604**	**111.985**	**10,5**	**2,0**	**8,5**
190 Proventi straordinari	25.908	10.650	43.121	44.124	23.339	-39,9	-41,3	84,8
200 Oneri straordinari	-8.690	-5.074	-8.149	-8.661	-6.868	6,6	0,3	18,7
210 UTILE STRAORDINARIO	**17.218**	**5.576**	**34.972**	**35.463**	**16.471**	**-50,8**	**-51,4**	**...**
UTILE ANTE IMPOSTE SUL REDDITO	**151.389**	**98.538**	**156.428**	**167.067**	**128.456**	**-3,2**	**-9,4**	**21,8**
230 Variazione del fondo rischi bancari generali	-	-	-5.065	-5.065	-	-100,0	-100,0	...
240 Imposte sul reddito dell'esercizio	-47.269	-34.791	-74.721	-79.735	-60.914	-36,7	-40,7	22,7
250 Utile d'esercizio di pertinenza di terzi	-3.184	-2.086	-2.030	-7.655	-1.371	56,8	-58,4	48,1
260 UTILE D'ESERCIZIO	**100.936**	**61.661**	**84.742**	**84.742**	**66.171**	**19,1**	**19,1**	**28,1**



Il Sole 24 ORE

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE S.p.A. - Cassa di Risparmio di Genova e Imperia
Sede sociale in Genova, Via Cassa di Risparmio 15
Capitale sociale Euro1.113.326.839 interamente versato
Registro delle Imprese di Genova - Codice Fiscale - Partita I.V.A. n.03285880104
Società Capogruppo del Gruppo Banca CARIGE
Iscritto nell'Albo dei gruppi bancari presso la Banca d'Italia

CONVOCAZIONE DI ASSEMBLEA ORDINARIA

Gli azionisti della BANCA CARIGE S.p.A. - Cassa di Risparmio di Genova e Imperia sono convocati, presso la Sede Centrale - Sala riunioni del 3° piano, Via David Chiossone 3, Genova, in assemblea ordinaria

- in prima convocazione giovedì 28 aprile 2005 alle ore 10:30
- in seconda convocazione (occorrendo) venerdì 29 aprile 2005 alle ore 10:30

per deliberare sul seguente

ORDINE DEL GIORNO

1) Bilancio al 31 dicembre 2004, relazione del Consiglio di Amministrazione sulla gestione, relazione del Collegio Sindacale: relative deliberazioni
2) Comunicazione del bilancio consolidato al 31 dicembre 2004 del Gruppo Banca CARIGE
3) Nomina del Collegio Sindacale
4) Nomina del Presidente del Collegio Sindacale
5) *Determinazione dei compensi dei Sindaci*
6) Deliberazioni ai sensi dell'art. 2357 (acquisto delle proprie azioni) e seguenti del Codice Civile.

Avranno diritto di intervenire all'assemblea, ai sensi di legge e di statuto, gli azionisti che presenteranno l'apposita certificazione rilasciata da un intermediario autorizzato e da questi previamente comunicata alla Società almeno due giorni prima di quello fissato per l'assemblea in prima convocazione.

La documentazione inerente ai suddetti punti dell'ordine del giorno, in conformità alla vigente normativa, sarà depositata almeno quindici giorni prima dell'assemblea presso la Sede sociale (in Genova, Via Cassa di Risparmio 15, Segreteria Generale - Rapporti con Soci) e presso la società di gestione del mercato (Borsa Italiana S.p.A. con sede in Milano, Piazza degli Affari 6) a disposizione dei soci che hanno facoltà di ottenerne copia.

La sopra citata documentazione sarà altresì messa a disposizione sul sito Internet *www.gruppocarige.it*.

Si rammenta inoltre che, in relazione al punto 3) dell'ordine del giorno, ai sensi e con le modalità stabilite dall'art. 26 dello statuto sociale, le liste dei candidati alla carica di Sindaco devono essere depositate, unitamente alla documentazione prescritta, a cura degli azionisti proponenti che ne abbiano diritto, presso la sede sociale (in Genova, Via Cassa di Risparmio 15, Segreteria Generale - Rapporti con Soci) almeno dieci giorni prima di quello fissato per l'assemblea in prima convocazione. La presentazione in oggetto deve avvenire in giornata feriale e lavorativa per le Banche dalle ore 8.30 alle ore 13.30 e dalle ore 14.30 alle ore 16.30.

Genova, 26 marzo 2005

p. il Consiglio di Amministrazione
Il Presidente
Dott. Giovanni Berneschi

I Signori azionisti sono cortesemente invitati a presentarsi in anticipo rispetto all'orario di inizio dell'assemblea, in modo da agevolare le operazioni di ammissione e, conseguentemente, il puntuale inizio dell'adunanza.
Si informa al riguardo che la registrazione dei Soci potrà essere effettuata a partire dalle ore 9.30.
Si raccomanda di richiedere l'apposita certificazione anche quando le azioni si trovino depositate presso la CARIGE S.p.A. e di presentarsi in assemblea muniti di tale certificazione e di un documento di identificazione.

La Segreteria Generale - Rapporti con Soci, numero verde 800-335577 e, in subordine numeri 010 5794259 / 5792721 è a disposizione, dal lunedì al venerdì, per ogni ulteriore chiarimento o informazione.



Il Sole 24 ORE

estratto da pag. 38

BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

BANCA CARIGE S.p.A. - Cassa di Risparmio di Genova e Imperia
Sede sociale in Genova, Via Cassa di Risparmio 15
Capitale sociale Euro 1.113.326.839 interamente versato
Registro delle imprese di Genova - Codice Fiscale - Partita I.V.A. n.03285880104
Società Capogruppo del Gruppo Banca CARIGE
Iscritto nell'Albo dei gruppi bancari presso la Banca d'Italia

CONVOCAZIONE DI ASSEMBLEA SPECIALE DEGLI AZIONISTI DI RISPARMIO

Gli azionisti possessori di azioni di risparmio della BANCA CARIGE S.p.A. - Cassa di Risparmio di Genova e Imperia sono convocati, presso la Sede Centrale - Sala riunioni del 3° piano, Via David Chiossone 3, Genova, in assemblea speciale
- in prima convocazione giovedì 28 aprile 2005 alle ore 17.00
- in seconda convocazione (occorrendo) venerdì 29 aprile 2005 alle ore 17.00

per deliberare sul seguente

ORDINE DEL GIORNO

1) Nomina del rappresentante comune dei possessori di azioni di risparmio; eventuale determinazione del "compenso ulteriore" ex art. 36 dello Statuto.

Avranno diritto di intervenire all'assemblea, ai sensi di legge e di statuto, gli azionisti che presenteranno l'apposita certificazione rilasciata da un intermediario autorizzato e da questi previamente comunicata alla Società almeno due giorni prima di quello fissato per l'assemblea in prima convocazione.

La documentazione inerente all'argomento all'ordine del giorno, prevista dalla vigente normativa, sarà depositata almeno 15 giorni prima dell'assemblea presso la Sede sociale (in Genova, Via Cassa di Risparmio 15, Segreteria Generale - Rapporti con Soci) e presso la società di gestione del mercato (Borsa Italiana S.p.A. con sede in Milano, Piazza degli Affari 6) a disposizione dei soci che hanno facoltà di ottenerne copia.

La sopra citata documentazione sarà altresì messa a disposizione sul sito internet *www.gruppocarige.it*

Genova, 26 marzo 2005

p. il Consiglio di Amministrazione
Il Presidente
Dott. Giovanni Berneschi

I Signori Azionisti sono cortesemente invitati a presentarsi in anticipo rispetto all'orario di inizio dell'assemblea, in modo da agevolare le operazioni di ammissione e, conseguentemente, il puntuale inizio dell'adunanza.
Si informa al riguardo che la registrazione dei Soci potrà essere effettuata a partire dalle ore 16.30.
Si raccomanda di richiedere l'apposita certificazione anche quando le azioni si trovino depositate presso la CARIGE S.p.A. e di presentarsi in assemblea muniti di tale certificazione e di un documento di identificazione.

La Segreteria Generale - Rapporti con Soci, numero verde 800-335577 e, in subordine numeri 010 5794259 / 5792721 è a disposizione, dal lunedì al venerdì, per ogni ulteriore chiarimento o informazione.